Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2004
(millions)
Operating Revenue	$5,501
Operating Expenses	4,663
Income from operations	838
Other income	79
Interest and related charges	299
Income before income taxes	618
Income taxes	236
Income before cumulative effect of changes in accounting principles	382
Cumulative effect of changes in accounting principles (net of income taxes of $64)	(105)
Net income	277
Preferred dividends	15
Balance available for common stock	$ 262

The condensed consolidated earnings statement for the twelve months ended September 30, 2004 reflects the cumulative effect of adopting the following accounting standards:

    The Company adopted Statement of Financial Accounting Standards No. 133 Implementation Issue No. C20, Interpretation of the Meaning of 'Not Clearly and Closely Related' in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature on October 1, 2003. The cumulative effect of adopting C20 was an after-tax charge of $101 million.
    The Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46R) on December 31, 2003 with respect to special purpose entities. The cumulative effect of adopting FIN 46R was an after-tax charge of $4 million.